UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Decision on Cancellation of Treasury Shares

On July 26, 2023, the board of directors (the “Board of Directors”) of SK Telecom Co., Ltd. (the “Company”) approved the acquisition and cancellation of certain treasury shares of the Company (the “Share Cancellation”).

1. Type and Number of Shares to be Cancelled	Common Shares	4,291,845
	Preferred Shares	—

2. Number of Issued Shares	Common Shares	218,833,144
	Preferred Shares	—

3. Par Value of Shares (in Won)		100

4. Aggregate Amount to be Cancelled (in Won)		200,000,000,000

5. Scheduled Period of Acquisition of Shares to be Cancelled		From July 27, 2023 to January 26, 2024

6. Method of Acquisition of Shares to be Cancelled		Other

7. Scheduled Date of Share Cancellation		February 5, 2024

8. Broker for Acquisition of Shares to be Cancelled		SK Securities Co., Ltd.

9. Date of Resolution by the Board of Directors		July 26, 2023

• Attendance of Independent Non-executive Directors	Present	5
	Absent	0

• Attendance of Audit Committee Members who are not Independent Non-executive Directors		—

10. Other Important Matters Relating to an Investment Decision

•  The Share Cancellation will be effected pursuant to Clause 1 of Article 343 of the Korean Commercial Code.

•  As the Share Cancellation will be effected by acquiring treasury shares within the limit of the maximum amount of dividends payable, there will be no reduction in the share capital of the Company.

•  The number of common shares to be cancelled set forth in Item 1 above has been calculated based on the closing price (Won 46,600) of the Company’s shares as of June 30, 2023. As such, the actual number and the aggregate amount of shares to be cancelled are subject to change based on future changes to the price of the Company’s shares.

•  The aggregate amount to be cancelled set forth in Item 4 above is the anticipated amount as of the date of resolution by the Board of Directors.

•  The reference to the method of acquisition of shares to be cancelled set forth in Item 6 above relates to the acquisition of treasury shares through a share repurchase agreement (the “Share Repurchase Agreement”). For details relating to the acquisition of treasury shares, refer to the Form 6-K entitled “Decision to Enter into Share Repurchase Agreement” furnished by the Company on July 27, 2023. The Company plans to cancel approximately Won 200 billion of treasury shares acquired through the Share Repurchase Agreement.

•  The scheduled date of the Share Cancellation set forth in Item 7 above is subject to change based on restrictions on the share ownership ratio applicable to non-Koreans under relevant laws and regulations and the schedule of termination of the Share Repurchase Agreement.

•  The determination of further specifics required for the Share Cancellation will be delegated to the representative director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: July 27, 2023

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